                                                                    EXHIBIT 20.1

                                 VARLEN REPORTS

                 RECORD SECOND QUARTER SALES, OPERATING PROFIT,

                   EARNINGS BEFORE 1996 GAIN ON BUSINESS SALE

NAPERVILLE, IL, AUGUST 19 - Varlen Corporation (NASDAQ:VRLN), a leader in transportation products and petroleum analyzers, today reported it continued outperforming its industries in the second quarter ended August 2, 1997.

SECOND QUARTER HIGHLIGHTS

    - Net sales increased 37.8 percent to a record $125.5 million.

    - Operating profit rose to a record 14.7 million, or 52.4 percent above the 1996 amount, excluding a $3.7 million pretax gain on the sale of a non-strategic business in the 1996 second quarter.

    - Net earnings improved 42.5 percent excluding the business sale, to $5.4 million, or 66 cents per fully diluted share.

    - Favorable comparisons could occur in the second half, which would lead to a record year.


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

FINANCIAL SUMMARY
(In thousands, except per share and percentages)

                                                                          (Unaudited)
                                                       Three Months Ended              Six Months Ended
                                                 ------------------------------   ----------------------------
                                                 AUGUST 2,   AUGUST 3,  PERCENT   AUGUST 2,  AUGUST 3,  PERCENT
                                                     1997        1996   CHANGE        1997       1996   CHANGE
                                                 ---------   --------   -------   --------   --------   -------
Net Sales                                        $125,471    $91,025      37.8%   $249,446   $183,000     36.3%
Operating Profit Including 1996 Sale Gain(1)       14,700     13,377       9.9%     28,713     24,352     17.9%
Net Earnings(2)                                     5,438      5,900      (7.8%)    10,447     10,722     (2.6%)
Earnings Per Share(2)(3)                              .66        .73      (9.6%)      1.29       1.33     (3.0%)
Weighted Average Shares(3)                          9,206      9,072       1.5%      9,197      9,109      1.0%

(1) Includes $3.7 Million Gain on Sale of Business in 1996, and Excludes
    Corporate and Interest Expenses.

(2) Includes $2.1 Million, or 23 Cents per Share, from 1996 Gain on Sale of a
    Business

(3) Fully Diluted

"VARLEN'S GREATER MARKET PENETRATION, EXPANDING INTERNATIONAL SALES, AND THE
ACQUISITIONS WE'VE MADE IN THE LAST YEAR, SUPPORTED BY A STRONG DOMESTIC
ECONOMY, MADE THIS THE BEST SECOND QUARTER IN OUR HISTORY."

                                           --Richard L. Wellek, Chairman and CEO

RECORD SECOND QUARTER RESULTS

For the three months ended August 2, 1997, net sales were up 37.8 percent to a second quarter record of $125.5 million, compared with $91.0 million a year ago.


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

In July 1996, Varlen sold a non-strategic business, recording a pretax gain of 3.7 million, or $2.1 million aftertax (23 cents per fully diluted share).
This is included in operating profit on a pretax basis and in net income on an aftertax basis. Operating profit for the 1997 second quarter reached record levels, at $14.7 million, up 9.9 percent from the prior-year quarter's
$13.4 million. Excluding the 1996 pretax gain, operating profits improved
52.4 percent in 1997. Net interest expense, at $3.0 million, was more than twice the level seen a year ago, due to the Brenco and Karl Georg acquisitions.

Net earnings for the latest quarter were $5.4 million, or 66 cents per fully diluted share, compared with $5.9 million, or 73 cents per share for the prior-year's quarter, which included the 23-cent per share sale gain.
Excluding the gain, retained businesses resulted in an earnings improvement of 42.5 percent.

STRONG FIRST HALF

Net sales for the latest six months were $249.4 million, up 36.3 percent from $183.0 million in the first half of last year, setting a Varlen record.
Operating profit also hit a new high, at $28.7 million, a 17.9 percent increase from the $24.4 million seen in the 1996 six months. Excluding the sale gain, operating profits increased 39.2 percent in 1997. Net interest expense for the year-to-date was $6.2 million compared with $2.5 million a year ago, a 148.7 percent increase as a result of acquisitions. Net earnings reached $10.4 million, or $1.29 per fully diluted share, for the 1997 first half. This compared with last year's $10.7 million, or $1.33 per fully diluted share, which included the $2.1 million, or 23 cents per share gain.


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

CONTINUED POSITIVE FINANCIAL CONDITION

Cash flow (earnings before interest, taxes, depreciation and amortization
--EBITDA) for the first half of 1997 increased 28.5 percent from last year's six months to a record $37.3 million. As a result, EBITDA coverage of net interest expense remained a healthy 6.1X. Stockholders' equity increased 6.9 percent since January 31, 1997, to $117.5 million.

STRONG PERFORMANCE BY ALL BUSINESSES

Chairman and Chief Executive Officer Richard L. Wellek said, "Varlen continued to outperform its industries during the second quarter.

"Sales for our Railroad Products Business nearly doubled between the two second quarters," he continued. "We saw improvements at existing and acquired businesses as orders for new U.S. freightcars increased 32 percent over last year's levels. Aftermarket sales improved and European railroad orders also increased.

"The Heavy-Duty Truck/Trailer Business did more than benefit from the recovering industry's increase in North American production. Our operation saw a 27 percent sales increase as a result of greater product content per vehicle, and increased production as Freightliner ramped up its Century Class truck build rates. Our recently opened Bryson City, North Carolina facility became increasingly profitable during the period," Wellek explained.


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

"Our Automotive Products Business increased its sales 8 percent despite labor disruptions at General Motors and Chrysler," he added. "We accomplished this through several new programs. During the latter part of the quarter, we began shipments to Ford of our Mechanical Diode-Registered Trademark- one-way clutch, although start-up and development expenses for the clutch resulted in a $400,000 loss for this product during the quarter. Excluding this expense, our automotive operation would have had a record operating profit.

"Our Analytical Instruments Business sales were up 22 percent during the quarter, excluding sales from a non-strategic laboratory appliance business sold in 1996. Sales improvements came from strong international orders and higher revenues from recently introduced products. Operating profit also increased in this business after excluding the last year's $3.7 million sale gain," said Wellek.

OPTIMISTIC OUTLOOK FOR SECOND HALF

"We have a number of reasons for believing Varlen should post positive quarter-to-quarter comparisons for the rest of 1997," Wellek explained. "All four of our operations are seeing positive industry trends. Experts believe the second-half railcar build rate could exceed the first, and freightcar backlogs are at their highest level in nine months. Orders for Class 8 trucks have exceeded production for the last 10 months, and most manufacturers are increasing their production rates. Sales of light trucks, where Varlen's automotive operation has its highest content per vehicle, continue to grow.
Petroleum analyzer sales should benefit from seasonal factors, rising oil company profits, and new products.


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

"Varlen's market leadership, combined with strong internal controls and new products, could lead the company to outperform its industries and post record results for this year," Wellek concluded.

Varlen is a leading manufacturer of precision engineered transportation products for the railroad, heavy-duty truck/trailer and automotive industries, and petroleum analyzers. The company, headquartered in a Chicago suburb, manufacturers its products in 24 facilities in the United States and Europe and sells them to customers around the world. Varlen's common stock is traded on Nasdaq's National Market under the symbol VRLN. Its 6-1/2 percent convertible debentures are traded on Nasdaq's SmallCap Market under the symbol VRLNG.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON ASSUMPTIONS
ABOUT A NUMBER OF IMPORTANT FACTORS AND INVOLVE RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM WHAT IS STATED HERE.
THESE RISK FACTORS INCLUDE REVERSAL OF MARKET TRENDS, DECREASED DEMAND FOR
PRODUCTS, LOSS OF KEY CUSTOMERS, AND SUCH OTHER FACTORS AS MAY BE DETAILED
FROM TIME TO TIME IN VARLEN'S SECURITIES AND EXCHANGE COMMISSION FILINGS.
VARLEN ASSUMES NO OBLIGATION TO UPDATE ITS FORWARD-LOOKING INFORMATION.

                            FINANCIAL TABLES FOLLOW

    FOR FURTHER INFORMATION ON VARLEN BY FAX, DIAL 1-800-PRO-INFO, EXT. VRLN


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

VARLEN CORPORATION
ADD

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VARLEN CORPORATION AND SUBSIDIARIES
RESULTS OF OPERATIONS                              For the Second Quarter    For the Six Months
(Unaudited)                                                Ended                    Ended
(In Thousands, Except Per Share Amounts)              8/2/97    8/3/96         8/2/97     8/3/96
------------------------------------------------------------------------------------------------
Net sales                                           $125,471   $91,025       $249,446   $183,000

Gross profit                                          30,397    22,479         59,802     46,276

Selling, general and administrative expenses          17,616    14,093         34,814     28,347

Gain on sale of business                                   0     3,730              0      3,730

Interest expenses, net                                 2,983     1,426          6,165      2,479

Income taxes                                           4,360     4,790          8,376      8,458

Net earnings                                        $  5,438   $ 5,900       $ 10,447   $ 10,722

Primary earnings per share                          $   0.89   $  0.98       $   1.72   $   1.77

Fully diluted earnings per share                    $   0.66   $  0.73       $   1.29   $   1.33

Weighted average number of shares outstanding:

  Primary                                              6,111     6,016          6,061      6,054
  Fully diluted                                        9,206     9,070          9,197      9,109
------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS                                  For the Second Quarter    For the Six Months
(Unaudited)                                                Ended                    Ended
(In Thousands)                                        8/2/97    8/3/96         8/2/97     8/3/96
------------------------------------------------------------------------------------------------
NET SALES:
  Transportation products                           $116,363   $79,604       $232,365   $157,193
  Analytical instruments                               9,108    11,421         17,081     25,807
                                                    --------   -------       --------   --------
                                                    $125,471   $91,015       $249,446   $183,000
                                                    --------   -------       --------   --------
                                                    --------   -------       --------   --------
OPERATING PROFITS(1)
  Transportation products                           $ 13,452   $ 8,566       $ 26,453   $ 17,507
  Analytical instruments(2)                            1,248     4,811          2,260      6,845
                                                    --------   -------       --------   --------
                                                    $ 14,700   $13,377       $ 28,713   $ 24,352
                                                    --------   -------       --------   --------
                                                    --------   -------       --------   --------

(1) Before interest and general corporate expenses

(2) 1996 amounts include a $3,370,000 gain on the sale of a business

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